Andrew E. Nagel To Call Writer Directly: 212 446-4973 anagel@kirkland.com	Citigroup Center 153 East 53rd Street New York, New York 10022-4611 212 446-4800 www.kirkland.com	Facsimile: 212 446-6460 Dir. Fax: 212 446-6460

February 14, 2007

By Electronic Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Michele Anderson
Ms. Cheryl Grant
Mr. Kyle Moffatt
Mr. Dean Suehiro

	Re:	Citadel Broadcasting Corporation
Registration Statement on Form S-4
Filed December 21, 2006
File No. 333-139577

Dear Ms. Anderson:

Citadel Broadcasting Corporation, a Delaware corporation (“Citadel”), has filed by electronic transmission Citadel’s Amendment No. 1 (“Amendment No. 1”) to Registration Statement on Form S-4 (File No. 333-139577) (the “Registration Statement”) relating to, among other things, the merger of a subsidiary of The Walt Disney Company, a Delaware corporation (“Disney”), with a subsidiary of Citadel.

We will send to you under separate cover copies of Amendment No. 1 to the Registration Statement marked to show the changes made from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2006. We have included in this letter Citadel’s responses to the comment letter of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) dated January 19, 2007.

Set forth below are the Staff’s comments, indicated in bold, together with responses thereto by Citadel. Except as expressly noted to the contrary, all references to page numbers in the responses reflect re-pagination in Amendment No. 1.

Chicago	Hong Kong	London	Los Angeles	Munich	San Francisco	Washington, D.C.

Securities and Exchange Commission

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1.	We note that ABC Radio Holdings has not submitted any filings regarding the ABC Radio Holdings securities Walt Disney’s stockholders will receive in the spin-off. Please have counsel for ABC Radio Holdings tell us in a response letter whether ABC Radio Holdings plans to file a Securities Act registration statement regarding Walt Disney’s distribution of ABC Radio Holdings shares to Walt Disney stockholders. We add that it is not apparent that using your Form S-4 assists Walt Disney or ABC Radio Holdings in meeting the conditions for the safe harbor from Securities Act registration described in Staff Legal Bulletin No. 4 or that Form S-4 can be used by ABC Radio Holdings to address its issuance of the spin-off shares. See Form S-4 General Instruction A. Please advise.

Counsel to Disney and ABC Radio Holdings has advised us of the following:

ABC Radio Holdings does not plan to file a Securities Act registration statement in connection with Disney’s distribution of ABC Radio Holdings shares, because Disney stockholders will never actually hold shares of ABC Radio Holdings common stock in the transaction. Instead, the shares of ABC Radio Holdings common stock will be transferred to a third-party distribution agent, to be held for the benefit of the Disney stockholders. Immediately thereafter, those shares will be converted into shares of Citadel common stock in the merger. Therefore, the spin-off will not raise the primary concern Staff Legal Bulletin No. 4 was meant to address, namely, the creation of an active trading market for the spun-off shares without adequate public information about their issuer. As the Disney stockholders will never physically receive shares of ABC Radio Holdings common stock, they will never have an opportunity to trade those shares, nor will they have an investment decision regarding those shares. Instead, Disney stockholders must decide whether to hold or sell the Citadel common stock that they will receive in the merger of Citadel and ABC Radio Holdings, and Disney believes the information statement/prospectus that is filed as a part of the Registration Statement and will be sent to Disney stockholders provides adequate information about the spin-off and the combined company after the merger.

Staff Legal Bulletin No. 4 states that a subsidiary is not required to register a spin-off if five conditions are met. Disney believes that this spin-off satisfies each of these conditions, with further clarification as to how Disney provides adequate information to its shareholders and the trading markets that Disney provides below.

Disney believes that it has provided, or will provide upon effectiveness of this Registration Statement and mailing of the information statement/prospectus, adequate information to its stockholders and the trading markets regarding the spin-off. ABC Radio

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Holdings is a non-reporting subsidiary of Disney, and therefore, pursuant to subpart B.3.a. of Question 4 of Staff Legal Bulletin No. 4, (i) Disney must provide to its stockholders an information statement that describes the spin-off and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) ABC Radio Holdings must register the spun-off securities under the Exchange Act.

As described in the Registration Statement under “Summary” on page 5, the information statement/prospectus that forms a part of the Registration Statement is also an information statement of Disney relating to the spin-off of ABC Radio Holdings, which Disney believes complies with Regulation 14C under the Exchange Act. The information statement/prospectus describes the spin-off transaction, agreements relating thereto and the federal income tax consequences of the spin-off under the following headings: “Summary,” “Risk Factors—Risks that Relate to the Separation and the Merger”, “The Transactions—Overview,” “The Transactions—Transaction Consideration,” “The Transactions—Background of the Merger”, “The Transactions—Disney’s Reasons for the Spin-Off and Merger,” “The Transactions—Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution,” “The Separation Agreement—The Spin-Off,” “The Separation Agreement—Overview of the Separation” and “Additional Agreements.” Additionally, information describing ABC Radio Holdings is provided to Disney stockholders under the following headings: “Summary,” “Summary of Selected Historical and Pro Forma Financial Data,” “Information on the ABC Radio Business,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the ABC Radio Business,” “Selected Historical and Pro Forma Financial Data—Selected Historical Combined Financial Data of the ABC Radio Business,” “Information on Securities and Ownership of Securities—ABC Radio Holdings” and the audited financial statements of the ABC Radio Group for the three years ended September 30, 2006, October 1, 2005 and September 30, 2004. This information statement/prospectus will be mailed to all holders of Disney common stock in advance of the consummation of the spin-off and the merger. Disney believes that the disclosure in this information statement/prospectus provides adequate information to its stockholders and the trading markets about the spin-off transaction and ABC Radio Holdings for purposes of Staff Legal Bulletin No. 4.

The second condition under subpart B.3.a. of Question 4 of Staff Legal Bulletin No. 4 requires the spun-off subsidiary to register the spun-off securities under the Exchange Act. Disney respectfully submits that, given the facts and circumstances of this particular transaction, registration of the ABC Radio Holdings common stock spun off to the Disney stockholders is unnecessary and potentially misleading, as this transaction does not raise the concerns that this requirement was meant to address. As set forth in Question 3 of Staff Legal Bulletin No. 4, spin-offs raise concerns because they may “result in an active trading market for the spun-off shares

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without adequate public information about their issuer.” As Disney discusses below, there will never be an active trading market in the shares of ABC Radio Holdings common stock, which it believe renders the requirement to register the spun-off shares under the Exchange Act unnecessary and potentially misleading.

The ABC Radio Business has been, and until its reorganization and spin-off in connection with the Citadel transactions will be, a fully integrated business unit of Disney that has not been treated as a separate reporting unit. ABC Radio Holdings is not currently a reporting company under the Exchange Act, and will never be a stand-alone entity with its securities available for trading in the public markets. The spun-off shares of ABC Radio Holdings common stock will not be physically distributed to Disney stockholders, but will instead be held by a third-party distribution agent on behalf of Disney stockholders. Immediately after the spin-off, the parties will consummate the merger between ABC Radio Holdings and Alphabet Acquisition, at which time the shares of ABC Radio Holdings held by the third-party distribution agent will be converted into shares of Citadel common stock. The third-party distribution agent will then distribute those shares of Citadel common stock received in the merger to the Disney stockholders on a one-for-one basis. Since the spin-off and merger transactions are conditioned on one another, Disney will not effect the spin-off unless and until all conditions related to the merger have been fulfilled or waived (except those that by their terms can not occur until the closing) and the merger is set to close immediately after the spin-off. Therefore, no shares of ABC Radio Holdings common stock will be physically distributed to Disney stockholders, and no active trading market will develop as a result of the spin-off. Instead, the Disney stockholders will receive shares of common stock of Citadel in a transaction registered under the Securities Act of 1933, as amended (the “Securities Act”), which securities are registered under the Exchange Act.

Disney respectfully submits that “reverse Morris Trust” transactions of this type were not contemplated when the Commission issued Staff Legal Bulletin No. 4—and in the decade since it was issued, these transactions remain quite rare. But because this transaction will result in Disney stockholders receiving Citadel, and not ABC Radio Holdings, common stock, those stockholders need information relating to post-merger Citadel and its common stock, as the investment decision Disney stockholders will be faced with is whether to keep or sell their newly-acquired shares of Citadel common stock. This Registration Statement, and the information statement/prospectus of Citadel included therein, provides information relating to the merger and the shares of Citadel’s common stock that will be issued in the merger. Information provided to the Disney stockholders on a registration statement filed by ABC Radio Holdings would not meaningfully increase information already provided, or to be provided, in this information statement/prospectus and the Exchange Act reports, proxy statements and other information provided by Citadel. In fact, such a filing by ABC Radio Holdings could be

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confusing and potentially misleading to Disney stockholders as they evaluate their investment in post-merger Citadel.

As discussed above, Disney stockholders will never physically receive shares of ABC Radio Holdings common stock, and will never have the opportunity to trade any shares of ABC Radio Holdings common stock. Disney stockholders will instead receive shares of Citadel common stock, which shares they will then be able to trade freely. Therefore, Disney respectfully submits that strict compliance with a requirement that ABC Radio Holdings register its common stock is not only unnecessary but also potentially confusing to Disney stockholders and the market generally. The filing of a registration statement by ABC Radio Holdings may signal to the public that the transactions will result in an active trading market in ABC Radio Holdings common stock when indeed this is not the case and disclosure in the information statement/prospectus states otherwise. Shares of ABC Radio Holdings common stock will never reach the hands of the Disney stockholders. The Disney stockholders will, instead, receive shares of Citadel common stock. Those are the securities that may be actively traded in the public markets after the spin-off and merger, and those are the securities that should be registered under the Exchange Act. Therefore, Disney respectfully submits that transactions structured in this manner should qualify for the safe harbor described in Staff Legal Bulletin No. 4 notwithstanding the lack of Exchange Act registration.

Disney believes that the foregoing analysis is consistent with precedent transactions that are described in the following registration statements:

•

Registration Statement on Form S-4 of Plum Creek Timber Company, Inc. filed with the Commission on October 11, 2000 (involving the spin-off of Georgia Pacific Corporation’s timber and timberlands businesses and their subsequent combination with Plum Creek Timber Company, Inc.);

•

Registration Statement on Form S-4 of The J.M. Smucker Company filed with the Commission on March 22, 2002 (involving the Procter & Gamble Company’s spin-off of its Jif peanut butter and Crisco shortening and oils businesses and their subsequent combination with The J.M. Smucker Company);

•

Registration Statement on Form S-4 of Del Monte Foods Company filed with the Commission on August 28, 2002 (involving H.J. Heinz Company’s spin-off of certain of its businesses and their subsequent combination with Del Monte Foods Company); and

•

Registration Statement on Form S-4 of Mariner Energy, Inc. filed with the Commission on October 18, 2005 (involving Forest Oil Corporation’s spin-off of its offshore Gulf of Mexico operations and their subsequent combination with Mariner Energy, Inc.).

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In each of these precedent transactions, the spun-off subsidiary did not file any Exchange Act registration statements, and the Commission did not require Securities Act registration for the shares of the spun-off subsidiary, which subsidiary was subsequently merged with and into the surviving acquiror or a subsidiary thereof. Only the shares of the acquiror being issued in the merger were registered under the Securities Act.

Based on the foregoing analysis and precedent, Disney respectfully submits that the spin-off is not a sale of securities and the shares of ABC Radio Holdings common stock being distributed in the spin off need not be registered under the Securities Act.

2.	We note your disclosure in note two to the registration fee table that you are registering the amount of Citadel common stock that “represents the maximum number of shares of common stock that Citadel will issue to holders of common stock of ABC Radio Holdings upon consummation of the merger based on a formula set forth in the merger agreement.” Disclose, on page nine and elsewhere in the prospectus where you mention the minimum number of shares Citadel may issue the ABC Radio Holdings stockholders in the merger, this maximum number of shares so that stockholder may realize the range.

In response to the Staff’s comment, Citadel has revised the disclosure on pages 8, 106 and 108 to disclose the maximum number of shares of common stock that Citadel could issue to holders of common stock of ABC Radio Holdings upon consummation of the merger.

Questions and Answers about the Transactions, page 1

3.	You currently repeat information in your questions and answers and summary sections. For purposes of eliminating redundancies and grouping like information together, please view your questions and answers and summary as one section. In addition, we suggest that you focus your questions on those that lend themselves to brief, factual, and/or yes or no answers and thereby reduce the length of the questions and answers. Please revise accordingly.

In response to the Staff’s comment, Citadel has revised the questions and answers and summary sections to eliminate redundancies and group like information together, including by consolidating the introductory statements on pages 1 and 7 of the Registration Statement as originally filed. Citadel also has condensed, streamlined and in many cases deleted portions of the discussions in the original questions, including (i) “What Are the Transactions?”, (ii) “What

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Will Happen in the Separation?”, (iii) “What Will Happen in the Merger?”, (iv) “What Will Citadel Stockholders Receive in the Merger?”, (v) “What Will Disney Stockholders Receive in the Merger?”, (vi) “Are There Any Conditions to Consummation of the Merger?”, (vii) “Who Will Serve as the Board of Directors of Citadel After the Merger?”, (viii) “Who Will Serve as the Executive Officers of Citadel After the Merger?”, (ix) “What Should Citadel Stockholders Do Now?”, (x) “What Should Disney Stockholders Do Now?” and (xi) “What Will Govern the Rights of Stockholders with Respect to Their Citadel Stock After the Merger?”.

Summary, page 7

The Companies, page 7

4.	In your brief discussion of Citadel’s business, please note the current financial condition, including revenues and net income or losses for the fiscal year ended December 31, 2005. Include the same information regarding the ABC Radio business for the fiscal year ended September 30, 2006.

In response to the Staff’s comment, Citadel has noted its current financial condition, including revenues and net income or losses, for the fiscal year ended December 31, 2005 on pages 5 and 41, and the same information regarding the ABC Radio Business for the fiscal year ended September 30, 2006 on pages 6, 46 and 57.

Conditions to the Consummation of the Merger, page 10

5.	Disclose here whether it is the Citadel board’s intent to solicit stockholder approval of the merger if either party waives material conditions. We generally believe that recirculation is required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that they previously provided to shareholders materially misleading.

In response to the Staff’s comment, Citadel has revised the disclosure on pages 9 and 167 to clarify that the parties intend to recirculate the information statement/prospectus in the event that either party to the merger agreement elects to waive material conditions to the consummation of the merger and such changes in the terms of the merger render the disclosure in the information statement/prospectus materially misleading. In such event, Citadel does not intend to seek to obtain new stockholder approval, as the principal Citadel stockholders’ written consent to the merger and Citadel’s adoption of the merger agreement that the principal Citadel stockholders delivered to Citadel on February 6, 2006 will continue to be in effect.

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Opinions of Citadel’s Financial Advisors, page 13

6.	Please state the amount of the fees JPMorgan and Merrill Lynch will receive. Disclose the portion of the fee payable to JPMorgan that is contingent upon completion of the merger.

In response to the Staff’s comment, we note that the disclosure of the fees to be paid to Citadel’s financial advisors is provided under the sub-section “The Transactions—Opinion and Analysis of JPMorgan as Citadel’s Financial Advisors—Miscellaneous” on page 137 with respect to JPMorgan and on page 147 with respect to Merrill Lynch. In order to provide investors with appropriate summary disclosure of these arrangements, Citadel has revised the summary description of the arrangements with its financial advisors beginning on page 12 to state that each of JPMorgan and Merrill Lynch will receive or has received fees for its services. Citadel also has revised the description under the section entitled “Miscellaneous” on page 137 to quantify the portion of the fee payable to JPMorgan that is contingent upon completion of the merger.

Written Consents of the Principal Citadel Stockholders, page 14

7.	Identify the principal Citadel stockholders that have consented to the merger, the voting percentage of Citadel common stock they beneficially own, and their affiliation with the Citadel board of directors and role in negotiating the terms of the deal. Also quantify in dollar terms the benefits that the principal Citadel stockholders will receive as a result of their interests in the merger.

In response to the Staff’s comment, Citadel has revised the descriptions of the written consents it received from the principal Citadel stockholders which begin on pages 13 and 186.

Summary of Unaudited Pro Forma Combined Condensed Financial Data, page 19

8.	Please present the net income (loss) per share and the weighted average common shares outstanding on a pro forma basis.

In response to the Staff’s comment, Citadel has presented the net income (loss) per share and the weighted average common shares outstanding on a pro forma basis on page 18.

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Comparative Historical and Pro Forma Per Share Data, pages 20 and 95

9.	Please present historical financial data and the pro forma equivalent per share data of ABC Radio Business or tell us why it is not necessary.

Citadel does not believe that including the historical financial data and the pro forma equivalent per share data of the ABC Radio Business is necessary because Disney has informed Citadel that the ABC Radio Business is a fully integrated business unit within Disney, is not a separate legal entity and was not historically, and will not be, publicly traded on a stand-alone basis.

Risk Factors, page 22

Risks that Relate to the Separation and the Merger, page 22

10.	Tell us what consideration you have given to including a risk factor that discusses the risk associated with the degree of time that passed between the fairness opinions and the date that the Citadel board approved the current form of the merger. Also revise “Citadel’s Reasons for the Merger” on page 112 to have the board address this fact as well as what consideration it gave to obtaining updated fairness opinions.

In its deliberations related to the current form of the merger, Citadel’s board of directors determined to proceed without seeking an updated opinion. In those discussions, the Citadel board considered the factors described on pages 125 and 126. These factors included (i) the fact that Citadel was already bound by the terms of the original merger agreement, (ii) consideration of Citadel’s rights and obligations to perform under and/or terminate that existing agreement and (iii) consideration of the proposed revised terms, in light of the possibility that, absent such changes, Citadel might be required to close the transactions on the original terms. After those discussions, the Citadel board determined that the changes in the terms of the merger agreement described in the information statement/prospectus were advisable and in the best interests of the stockholders.

We note that Citadel has revised “Citadel’s Reasons for the Merger” on pages 125 and 126 to more fully address the consideration the Citadel board gave to these matters. In light of this disclosure and the factors described in the immediately preceding paragraph, Citadel respectfully does not believe that a risk factor is necessary to address this matter.

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We expect that Citadel will incur significant costs related to the merger…., page 25

11.	Disclose your expectation as to the minimum amount of the charge to earnings, to the extent possible, so that investors can assess the magnitude of the risk.

At this time, management cannot reasonably estimate the minimum charge to earnings. Citadel’s management is currently evaluating the staffing requirements of the combined company and any duplicative costs that may arise upon completion of the merger. If any such amounts are determined, Citadel intends to revise the related disclosure in a future filing.

The combined company may not…. take…. existing net operating losses, page 25

12.	State the amount of the “valuable tax attributes” and the amount of the existing net operating losses.

In response to the Staff’s comment, Citadel has revised the disclosures on pages 25 and 101 to clarify that the net operating losses are the tax attributes that will benefit the stockholders of the combined company following the merger. The disclosure has been revised to state the amount of the existing net operating losses and expiration dates.

Citadel will be affected by significant restrictions following the merger…., page 27

13.	Briefly explain what you mean by “restructuring tainting act” and “distribution tainting act,” and note the extent to which the tax sharing and indemnification agreement limits, or does not limit, the definitions of these terms.

In response to the Staff’s comment, Citadel has revised the disclosure on page 28 regarding the risks associated with the significant restrictions under the tax sharing and indemnification agreement that will affect Citadel after the merger. In so doing, Citadel has deleted references to the categorical labels “restructuring tainting acts” and “distribution tainting acts” since these categorical labels, in and of themselves, are not material to an investor’s understanding of the risks associated with the restrictions underlying them. The meaning of these categorical labels (“restructuring tainting acts” and “distribution tainting acts”) as they are used in the tax sharing and indemnification agreement are fully described in the information statement/prospectus in the discussion of that agreement in “Additional Agreements—Tax Sharing and Indemnification Agreement—Representations and Covenants” beginning on page 188.

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Change of control provisions and other restrictions in contracts of Citadel…., page 29

14.	So that investors may assess the magnitude of the risk, state the amount of principal and interest you would have to pay if the convertible subordinated notes were to become due and payable in connection with the merger. Include the definition of a “fundamental change” in the fuller discussion of existing Citadel debt that begins on page 170. Also state the amount under the senior credit facility that would become due and payable if the facility is not refinanced prior to closing of the merger.

In response to the Staff’s comment, Citadel has revised the disclosure on page 29 to state the amount of principal and interest it would have to pay if the convertible subordinated notes were to become due and payable in connection with the merger and included the definition of a “fundamental change” under the indenture that governs Citadel’s convertible subordinated notes in the discussion of existing Citadel debt that begins on page 182. Citadel also has revised the disclosure on page 29 to state the amount under the senior credit facility that would become due and payable if the facility is not refinanced prior to the merger.

Other Risks that Relate to the Business of or Otherwise to Citadel…., page 32

15.	Tell us in your response letter what consideration you have given to a risk factor that discusses risks related to any part of the remaining Disney business competing with your business after the merger.

After the merger, Disney will retain, in addition to its non-radio businesses, its Radio Disney and ESPN Radio networks and its radio stations which carry the Radio Disney and ESPN Radio networks’ programming formats. Because of the specialized and limited programming of Radio Disney and ESPN Radio, Citadel does not believe that any part of the remaining Disney radio businesses poses a significant risk of competition to the businesses of Citadel after the merger. While the combined company will compete generally with Radio Disney and ESPN Radio stations and networks for radio listenership and advertising dollars as radio broadcasters in the same markets, the competitive risk is minimized since the content that the Radio Disney and ESPN Radio stations and networks carry is different from that carried by the ABC Radio Business. In addition, as described on pages 164 and 165 of the information statement/prospectus, Disney has agreed that it and its subsidiaries will not (1) for three years after the closing own or operate any broadcast radio station in any geographical market in which the combined company operates as of the effective time of the merger other than an ESPN Radio or Radio Disney formatted station, and (2) for two years after the closing distribute audio programming for broadcasting over a group of affiliated terrestrial radio stations in the United

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States other than with respect to the ESPN Radio or Radio Disney networks. Thus, after the merger, Disney will be limited in its ability to compete directly with Citadel’s businesses in the radio industry. Accordingly, Citadel respectfully does not believe that a risk factor is necessary to address this matter.

The combined company could experience delays in expanding…., page 35

16.	We note your disclosure in the third paragraph regarding the possibility of divestiture of up to eleven stations in seven markets. Tell us in your response letter whether the loss of any of these stations is material to your business and financial condition, and if so, provide more disclosure about the impact in this risk factor.

If the FCC deems there to be a “substantial change” in ownership or control (as defined under the FCC’s rules and policies) as a result of the merger, the FCC may require Citadel to divest up to 11 stations in seven markets to obtain FCC approval to consummate the merger. By way of background, the aggregate 2005 revenue for these stations was $11.5 million. In contrast, Citadel’s 2005 revenues were approximately $420 million, and on a pro forma basis, after giving effect to the merger, was approximately $1 billion. Accordingly, these 11 stations, whether individually or in the aggregate, are not material to Citadel’s business and financial condition. Therefore, Citadel has not provided any further disclosure about the potential impact in the risk factor “The combined company could experience delays in expanding…” on page 35 of the initial filing.

Information on Citadel, page 41

17.	To the extent you have not done so, include updated Citadel executive compensation disclosure that complies with recently amended Regulation S-K Item 402, as applicable.

Citadel meets the requirements for use of Form S-3, and, in accordance with Item 19(c) of Form S-4, Citadel has elected to incorporate by reference from its latest annual report on Form 10-K any information required by paragraphs (a)(5) and (a)(7) of Item 19 of Form S-4. Citadel’s latest annual report on Form 10-K is the annual report for the fiscal year ended December 31, 2005 that Citadel filed on Form 10-K with the Commission on March 16, 2006. That annual report incorporates by reference information contained in Citadel’s definitive proxy statement filed pursuant to Regulation 14A regarding its 2006 annual meeting of stockholders, which involved the election of directors. In connection with the preparation of the proxy statement for its 2007 annual meeting, which will include the election of directors and is expected to be in May 2007, Citadel is in the process of preparing executive compensation disclosure complying with

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recently amended Regulation S-K Item 402. Citadel’s current intent is to include that disclosure in that definitive proxy statement, which Citadel intends to file with the Commission no later than April 30, 2007. Citadel intends to incorporate by reference this information into Part III of its annual report on Form 10-K for the year ended December 31, 2006, which Citadel intends to file with the Commission no later than March 16, 2007.

In the event that the Registration Statement is declared effective after the filing of Citadel’s Form 10-K but prior to the filing of Citadel’s definitive proxy statement, Citadel intends to take either of the following actions prior to requesting that the Commission accelerate the effectiveness of the Registration Statement: (i) Citadel would include revised executive compensation disclosure in the information statement/prospectus by means of an amendment to the Registration Statement; or (ii) Citadel would include such disclosure in its definitive proxy statement in connection with its 2007 annual meeting of stockholders and accelerate the filing of that proxy statement so that the relevant disclosure could be incorporated by reference in the information statement/prospectus.

Information on the ABC Radio Business, page 45

18.	We note that you include industry research for market data and other figures cited throughout the document, such as those provided by The Arbitron Ratings Company and BIA Financial Network. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Under a separate confidential submission, we are providing the Staff with marked copies of the materials that support the third party statements referenced in the second and third paragraphs of the subsection entitled “Information on the ABC Radio Business—The ABC Radio Network Business” on page 46 of the Registration Statement as originally filed. This information was provided to us by Disney and is industry research that is publicly available, but on a subscription basis from Arbitron Inc. None of this information was prepared specifically for this filing.

In addition, in response to the Staff’s comment, Citadel and Disney have revised the disclosure on page 46 of the Registration Statement as originally filed to remove the table that summarizes the markets in which the ABC Radio Business owns and operates radio stations. The information in that table was based on or derived from information provided by third-party

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sources that are publicly available, but on a subscription basis, and none of that information was prepared specifically for this filing. In place of the table, Citadel and Disney have modified the disclosure in the first paragraph of the same section, “Information on the ABC Radio Business—The ABC Radio Stations Business,” to describe those markets. That description is based on information publicly available on the website of Arbitron Inc. (http://www.arbitron.com/radio_stations/home.htm), under the heading “Popular Links” and the subheading “Market Ranks”, as last visited on February 12, 2007.

Unaudited Pro Forma Combined Condensed Financial Statements…. ABC Radio, page 73

Notes to Unaudited Pro Forma Combined Condensed Financial Statements, page 78

19.	Please see the second paragraph of Note (1) on page 78. We note that ABC Radio Business will incur debt between $1.1 billion and $1.35 billion. Please tell us why it is not appropriate to present pro forma financial statements giving effect to the range of possible results under Rule 11-02(b)(8) of Regulation S-X.

In response to the Staff’s comment, Citadel has included a cross-reference in note (1) on page 80 to a table in note (1) on pages 90 and 91 to illustrate the potential financial statement impact of the minimum and maximum amount of ABC Radio Holdings debt. Citadel has also revised note (3) on page 82 to refer to the table noted above.

The merger agreement contains a collar mechanism, which can cause the number of Citadel shares to be issued in the transaction, the amount of the ABC Radio Holdings debt, and the amount of the special distribution to fluctuate. This collar mechanism provides for a range of the ABC Radio Holdings debt to be incurred between $1.1 billion and $1.35 billion. Citadel’s per share stock price would need to equal or exceed $10.89 per share in order for the ABC Radio Holdings debt to be reduced below $1.35 billion and the ABC Radio Holdings debt would not be reduced to $1.1 billion until Citadel’s per share stock price equals or exceeds $12.68 per share. Because the final determinations of such amounts remain subject to change based on the number of Citadel shares deemed for these purposes to be outstanding on the closing date of the merger and Citadel’s average closing stock price during a specified measurement period, Citadel prepared the pro forma financial statements based on the number of Citadel shares deemed for these purposes to be outstanding on or about the date of the original filing (December 21, 2006) and on the average Citadel closing stock price at that time, which was below $10.89 per share. Accordingly, Citadel considered it appropriate to present the pro forma financial statements utilizing the $1.35 billion of indebtedness and, as mentioned above, has revised the disclosure in the information statement/prospectus to, among other things, include a table that illustrates the

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potential financial statement impact of the minimum and maximum amount of ABC Radio Holdings debt.

20.	Please see the fourth paragraph of Note (1) on page 78. Tell us the impact the refinancing of the initial term facility within four weeks will have on the pro forma financial statements.

As described more fully in “Financing of the Spin-Off and the Merger” beginning on page 177, under the ABC Radio Holdings commitment letter, within four weeks after the initial funding, on a date which is referred to in the information statement/prospectus as the conversion date, unless the ABC Radio Holdings debt has already been refinanced, the initial term loan facility would automatically convert into the following:

•	a senior secured bank facility consisting of (i) four-year tranche A term loans in the amount of $300 million and (ii) four and one-half year tranche B term loans in the amount of $800 million; and

•	an unsecured subordinated bank facility consisting of five-year unsecured subordinated term loans not to exceed $250 million.

Since Citadel is not required to refinance the ABC Radio Holdings debt prior to the merger closing date and it is unlikely that the ABC Radio Holdings debt would be refinanced independent of Citadel’s refinancing of its existing senior credit facility, these pro forma financial statements present the debt structure of the ABC Radio Business if Citadel’s refinancing were not to occur. Therefore, the unaudited pro forma combined condensed financial statements of the ABC Radio Business reflect the debt as if it is incurred prior to and in connection with the separation from Disney, the debt remains outstanding and is automatically converted after four weeks pursuant to its terms. Interest expected to be incurred under this scenario is presented in the unaudited pro forma combined condensed financial statements of the ABC Radio Business.

The “Combined Company, as Further Adjusted” column of Citadel’s unaudited pro forma combined condensed financial statements assumes that Citadel will refinance the ABC Radio Holdings debt and Citadel’s existing senior credit facility prior to the ABC Radio Holdings debt’s conversion date.

Additionally, Citadel has revised the disclosures on pages 80 and 85 to clarify that (1) the pro forma financial statements of the ABC Radio Business assume that the ABC Radio Holdings debt is automatically converted according to its terms four weeks after closing and (2) Citadel’s

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pro forma financial statements are based on the assumption that the ABC Radio Holdings debt is refinanced prior to its conversion date.

21.	Please see Note (2) on page 79. Disclose the amounts of revenues and expenses for each of the disclosed agreements and present the adjustments gross on the pro forma financial statements. Also, clarify the last sentence under the heading, “Radio Disney Stations’ Sales Representation Agreement,” to include the non-refundable guarantee.

In response to the Staff’s comment, in note (2) on page 81, Citadel has disclosed the estimated amounts of revenues and expenses for each of the disclosed agreements and presented the adjustments gross on the pro forma financial statements presented on pages 78 and 79. Additionally, on page 81, Citadel has included a sentence at the end of the heading, “Radio Disney Stations’ Sales Representation Agreement,” to clarify the accounting treatment of the non-refundable guarantee in the pro forma financial statements. Additionally, Citadel does not expect that the estimated fair value of the guarantee will be material.

22.	Please see Note (7) on page 81. Please revise to provide the calculation made to determine the working capital adjustment.

In response to the Staff’s comment, Citadel has revised the disclosure in note (7) on pages 83 and 84 to provide the calculation made to determine the working capital adjustment.

Unaudited Pro Forma Combined Condensed Financial Statements of Citadel

23.	Please see the last paragraph on page 82. Revise to clarify that the pro forma condensed statements of operations assume that the merger occurred as of January 1, 2005.

In response to the Staff’s comment, Citadel has revised the disclosure in the third full paragraph on page 85 to clarify that the pro forma condensed statements of operations assume that the merger occurred as of January 1, 2005.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements, page 87

24.	Please see Note (1) on page 87. We note that the special distribution is subject to an upward adjustment of up to approximately $204 million. Please tell us why it is not appropriate to present pro forma financial statements giving effect to the range of possible results under Rule 11-02(b)(8) of Regulation S-X.

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The possible range of changes in amounts associated with the transaction resulting from the amount of the special distribution, the number of shares of Citadel common stock to be issued and the amount of debt expected to be incurred by the ABC Radio Holdings Business do not result in significant differences in the pro forma financial statements or their overall presentation. Therefore, Citadel believes that the most effective method to communicate such information is through a table that summarizes certain components of the transaction that can vary based on the closing price of Citadel common stock during a measurement period prior to the closing date.

In response to the Staff’s comment, Citadel has included a table on pages 90 and 91 to clarify the financial statement impact of the potential range of the aggregate amount of the special distribution and other components of the transaction that are subject to change based on the number of shares of Citadel common stock outstanding on the closing date of the merger.

25.	Please see Note (2) on page 87. Per pages 33 and F-14, we note that the ABC Radio Business has affiliation agreements and broadcast programming rights. Tell us why you have not assigned a preliminary fair value to these agreements and rights under paragraph 39 of SFAS 141.

Citadel’s preliminary allocation of the fair value of assets acquired as presented in the pro forma financial statements does not reflect an allocation of amounts to intangible assets other than FCC licenses and goodwill. Citadel has engaged an independent third party to assist with the initial allocation to all material tangible and intangible assets acquired, including affiliation agreements and broadcast programming rights. This valuation has not been completed, but Citadel intends to reflect in future filings prior to the effective date of the Registration Statement any changes to the initial allocation, as appropriate, based on the results of the valuation.

We note that as described below, in response to the Staff’s comment 26, Citadel has revised the disclosure in note (5) beginning on page 91 to include the initial allocation of the purchase price to the assets and liabilities acquired.

26.	Please see Note (5) on page 88. Present a table showing the allocation of the purchase price to the assets and liabilities acquired. Also, tell us why the estimated per share value of your common stock to be issued in the acquisition was reduced by the amount of the special distribution.

The estimated per share value of Citadel’s common stock to be issued in the merger was reduced by the amount of the special distribution because the value of shares to be received by

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Disney was contemplated as being subsequent to the special distribution throughout the merger negotiation process. The special distribution will be paid to holders of Citadel common stock as of a record date prior to the merger closing date. To finance the special distribution, Citadel’s indebtedness will increase significantly, and the combined company’s aggregate equity value is expected to decrease by the amount of such indebtedness to be incurred. Accordingly, given the significant magnitude of the incremental indebtedness incurred to finance the special distribution, the parties to the merger agreement anticipated that such a large special distribution would result in a decline in the per share market value of Citadel common stock immediately following the date that Citadel’s common stock trades excluding the special distribution.

This expected decline in the per share market value of Citadel common stock immediately following the date that Citadel’s common stock trades excluding the special distribution is also reflected in the economic terms of the merger agreement. That is, under the terms of the original merger agreement, Citadel agreed to combine its business with the ABC Radio Business in exchange for assuming at least $1.4 billion in indebtedness (subject to certain adjustments depending on the closing price of Citadel’s common stock for a specified period prior to the closing date of the merger) and issuing a minimum of approximately 127,241,000 shares of Citadel common stock. Pursuant to the formula set forth in the original merger agreement, these shares were valued at approximately $1.3 billion based on a value of Citadel common stock of $12.68 per share (Citadel’s stock price during a measurement period prior to the merger announcement) less the special distribution of $2.46 per share. During the negotiations to amend the merger agreement as of November 19, 2006, the parties continued to expect that the per share value of the Citadel common stock to be issued as of the closing date would be reduced by the value of the special distribution. Accordingly, the amended merger agreement explicitly states in sections 1.11 and 1.14 that the fixed and floating rate shares to be granted to Disney stockholders are to be valued at an amount that specifically deducts the amount of the special distribution.

Further, as a result of these negotiations, the minimum amount of the ABC Radio Holdings debt of $1.4 billion was reduced to a minimum of $1.1 billion, subject to certain adjustments up to $1.35 billion.

At the time that Citadel and Disney were negotiating the amendment to the merger agreement, the value of the minimum number of shares of Citadel common stock to be issued equaled the agreed-upon $1.5 billion value based on the following assumptions:

•

at least approximately 127,241,000 base amount of Citadel shares to be issued at an assumed average stock price of $10.22 ($12.68–$2.46 special distribution to be paid to holders of Citadel common stock as of a record date prior to closing of the merger);

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•

incremental shares for a total additional amount of $100 million. The per share price was expected to be between $10.89 and $14.52 (prior to adjustment for the special distribution expected to be paid to pre-merger stockholders of Citadel as discussed above), determined during a measurement period prior to closing; and

•	approximately 12,599,000 additional shares to be issued to Disney stockholders ($10.40 per agreement–$2.46 special distribution per share = $7.94 x 12,599,000 = $100 million).

Accordingly, the special distribution is an integral component of the prescribed formula in the merger agreement by which the equity portion of the transaction value to be received by Disney would remain fixed within a range of stock prices. The agreement provides for a collar to adjust the total amount of debt financing and the total amount of the special distribution to holders of Citadel common stock based on a range of closing prices for Citadel common stock.

The amount of the special distribution, which shall be determined prior to the closing of the merger, increases above the base amount (up to a maximum additional amount of approximately $205 million) if Citadel’s average stock price exceeds $12.68 during a specified measurement period (assuming the minimum number of shares of Citadel common stock are issued in connection with the merger). In turn, the incremental amount of debt to be incurred by ABC Radio Holdings in connection with the separation (and assumed by Citadel in connection with the merger) increases by a maximum of $250 million if Citadel’s average stock price falls below $12.68 during that measurement period. Therefore, the parties agreed that to the extent the average stock price increased above the agreed-upon amount, Citadel would increase the special distribution payable to its stockholders in advance of the merger in order to decrease the value of Citadel common stock that would be issued to Disney stockholders in connection with the merger.

Paragraphs 22 and 23 of Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, state the following:

the fair value of securities traded in the market is generally more clearly evident than the fair value of an acquired entity. Thus, the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like. The market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued (Opinion 16, paragraph 74).

If the quoted market price is not the fair value of the equity securities, either preferred or common, the consideration received shall be estimated even though measuring directly

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the fair values of net assets received is difficult. Both the net assets received, including goodwill, and the extent of the adjustment of the quoted market price of the shares issued shall be weighed to determine the amount to be recorded. All aspects of the acquisition, including the negotiations, shall be studied, and independent appraisals may be used as an aid in determining the fair value of securities issued. Consideration other than equity shares distributed to effect an acquisition may provide evidence of the total fair value received (Opinion 16, paragraph 75).

As indicated under the guidance above, the value of the securities issued in a business combination would normally be determined by using quoted market prices for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced (or in the case of an amendment, the date that the new terms of the acquisition are agreed to and announced). However, paragraph 22 of SFAS No. 141 appears to contemplate adjustments to the quoted market price in arriving at estimated fair value in certain circumstances. In the case of the shares of Citadel common stock to be issued to Disney stockholders, such shares will be issued in connection with the closing of the merger after Citadel incurs significant incremental indebtedness to finance the special distribution and the Disney stockholders will not have the right to receive the $2.46 per share special distribution to be issued to Citadel’s pre-merger stockholders (i.e., after Citadel incurs significant incremental indebtedness to finance the special distribution, the total equity value of the combined company will be reduced and the holders of shares of Citadel common stock to be issued to Disney stockholders will not be entitled to the $2.46 special distribution). Therefore, Citadel believes that it is appropriate to reduce the estimated stock price of the shares of Citadel common stock to be issued to Disney stockholders by the full amount of the special distribution.

In addition, Citadel has included a table in note (1) on pages 90 and 91 to clarify the financial statement impact of the potential range of amounts of the ABC Radio Holdings debt, the aggregate amount of special distribution and other components of the transaction.

Citadel’s preliminary allocation of the fair value of assets acquired as presented in the pro forma financial statements does not reflect an allocation of amounts to intangible assets other than FCC licenses and goodwill. Citadel has engaged an independent third party to assist with the initial allocation to all material tangible and intangible assets acquired, including affiliation agreements and broadcast programming rights. This valuation has not been completed, but Citadel intends to reflect in future filings prior to the effective date of the Registration Statement any changes to the initial allocation, as appropriate, based on the results of the valuation.

In response to the Staff’s comment, Citadel has included a table in note (5) on page 92 showing the initial allocation of the purchase price to the assets and liabilities acquired.

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27.	Please see Note (6) on page 88. Tell us why other assets are credited for the merger costs.

Approximately $5.5 million in accumulated merger costs have been incurred by Citadel as of September 30, 2006 and have been deferred as other assets, net, on Citadel’s historical financial statements. The pro forma adjustment described in note (6) on page 93 removes this amount from other assets, net, and reclassifies it as goodwill in accordance with the preliminary purchase price allocation. The final allocation to material tangible and intangible assets acquired, including goodwill, will be reflected in future filings. Accordingly, Citadel has revised the disclosure on page 93 to clarify the presentation of such amount in the pro forma financial statements.

28.	Please see Note (8) on page 88. Tell us why the $15 million transaction fee and other costs are reflected as an increase in goodwill. We note adjustment (10) increases other assets, net by $35.5 million.

The $15 million described in note (8) represents a transaction fee that Citadel is expected to incur related to financial advisory services obtained in connection with the merger, which is in addition to financing costs expected to be incurred on new debt balances under Citadel’s commitment letter. The transaction fee is classified as goodwill in accordance with the current preliminary purchase price allocation.

The $35 million described in note (10) represents estimated deferred financing costs and certain transaction expenses expected to be incurred in conjunction with Citadel’s refinancing of existing debt, including the ABC Radio Holdings debt. This amount is capitalized as other assets and amortized over the term of the debt.

29.	Please see Notes (8), (9), (10) and (11) on page 89. Disclose and describe each amount reflected in the pro forma combined condensed financial statements

In response to the Staff’s comment, Citadel has revised the disclosure in Notes (8), (9), (10) and (11) on pages 93 through 95 to disclose and describe each amount reflected in the pro forma combined condensed financial statements. Additionally, Citadel has revised the presentation of certain of the amounts described in note (8) in the unaudited pro forma combined condensed balance sheet on page 87.

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General

30.	Consider expanding your discussion of what the combined, post-merger company will look like. Discuss the combined company’s business strategy, priorities and growth plans and whether they are different from Citadel’s or Disney’s with respect to the ABC Radio Business.

In response to the Staff’s comment, Citadel has revised the disclosure on pages 41 and 42 under the section entitled “Information on Citadel” to expand its discussion of the business of the combined company after the merger.

31.	Describe how the combined company will address the ABC Radio Business’ decreasing revenues. Explain from what source the combined company will pay for the assumed and new debt and employee benefit plan obligations, dividend policy and other contractual obligations. Detail any trends management considers meaningful for investors in understanding the combined company’s financial and business prospects.

In response to the Staff’s comment, Citadel has revised the disclosure on page 42 under the section entitled “Information on Citadel” to discuss Citadel’s liquidity and capital resources after the merger.

32.	Since your capital structure and long-term debt obligations will change significantly as a result of the pending transactions, please include a pro forma table of contractual obligations accounting for the debt to be incurred in connection with the pending transactions. Please note that debt presented should include your best estimate of interest expense payable for each year presented, and the calculation of this pro forma interest should be explained in a footnote to the table.

In response to the Staff’s comment, Citadel has included on page 93 a pro forma table of contractual obligations accounting for the debt to be incurred in connection with the pending transactions. The debt presented includes Citadel’s best estimate of interest expense payable for each year presented, and the calculation of this pro forma interest is explained in a footnote to the table.

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Determination of Number of Citadel Shares Outstanding, page 92

33.	Disclose the impact on net income (loss) and net income (loss) per share for the respective periods.

In response to the Staff’s comment, Citadel has revised the disclosure on page 97 under the section entitled “Determination of Number of Citadel Shares Outstanding” to discuss the impact on net income (loss) and net income (loss) per share for the respective periods.

The Transactions, page 99

Transaction Consideration, page 99

34.	Elaborate as to how the parties arrived at the $1.1 billion to $1.35 billion amount in indebtedness that ABC Radio Holdings will incur prior to Disney’s distribution of the ABC Radio Holdings shares to Disney stockholders. Clarify whether this range/amount is related to the value of the assets that comprise the ABC Radio Business.

In response to the Staff’s comment, Citadel has revised the disclosure on pages 105 and 106 to provide more detail on how the parties arrived at the amount of indebtedness that ABC Radio Holdings would be permitted to incur prior to the spin-off and the merger.

Determination of Number of ABC Radio Holdings Shares, page 101

35.	To assist investors in more easily understanding how the different formulas will work, consider including an example scenario for each formula determination described in this section.

In response to the Staff’s comment and to assist investors in more easily understanding how the different formulas will work, Citadel has revised the disclosure in the section “Determination of Number of ABC Radio Holdings Shares” beginning on page 108 to include an example scenario for each formula determination described in that section.

Background of the Merger, page 104

36.	Provide further details regarding the other transaction proposals from third parties that Disney received where offers were made and prices discussed and why the discussions were dismissed. Your revisions should explain why the Disney board decided to pursue a transaction with Citadel rather than other third parties.

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In response to the Staff’s comment, Citadel has revised the disclosure on pages 111, 114, 115, 116, 117 and 148 to include additional information provided to it by Disney.

37.	Please expand your discussion of the parties’ negotiation of key aspects of the proposed deal, including, but not limited to, the following:

•	the exchange ratio and type of merger consideration;

•	the structure of the transaction and the final percentage of outstanding Citadel common shares that the ABC Radio Holdings stockholders would own post-merger;

•	the deal protection provisions;

•	the allocation of assets between Disney and ABC Radio Holdings, including, among other things, how the parties ultimately determined to carve out the ESPN Radio stations from the deal;

•	the amount of payouts to Disney in the spin-off; and

•	the tax sharing agreement.

In response to the Staff’s comment, Citadel has revised the description of the background of the merger beginning on page 111 to expand its discussion of the parties’ negotiation of key aspects of the proposed deal.

38.	Provide further details regarding each of Mr. Forstmann’s discussions with Disney regarding “significant business and financial terms of a possible business combination,” beginning with the discussion in early January 2006 briefly noted on page 108.

In response to the Staff’s comment, Citadel has revised the description of the background of the merger on pages 116 and 117.

39.	Expand your discussion of the significant open issues the Citadel board considered at the January 30 and February 4, 2006 meetings. Briefly indicate how the parties ultimately resolved these issues.

In response to the Staff’s comment, Citadel has revised the description of the background of the merger on page 118.

40.	Indicate why, during the spring and summer months of 2006, Disney declined to pursue Citadel’s interest in amending the transaction

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agreement after Citadel considered the ABC Radio Business’ actual and projected results of operations for fiscal 2006.

In response to the Staff’s comment, Citadel has revised the disclosure on page 119 to include additional information provided to it by Disney.

41.	The Background section contains multiple references to presentations or analyses provided by Citadel’s financial advisors relating to a potential transaction with Disney, beginning with JPMorgan’s presentation on January 9, 2006 and JPMorgan’s and Merrill Lynch’s presentations on February 4, 2006, which included valuations and financial analyses. Advise us why each of these presentations does not constitute a “report, opinion or appraisal materially relating to the transaction” within the meaning of Item 4(b) of Form S-4. Alternatively, provide all of the disclosure about these presentations that is required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. We may have further comment after reviewing your response.

Item 4(b) of Form S-4 requires that if a “report, opinion or appraisal materially relating to the transaction has been received from an outside party, and such report, opinion or appraisal is referred to in the prospectus” the information required by Item 9(b)(1) through (6) of Schedule 13E-3 be furnished.

Citadel believes that the fairness opinions of Citadel’s financial advisors with respect to the economic terms of the original merger agreement and original separation agreement, which were delivered to the Citadel board on February 6, 2006, are the only “report[s], opinion[s] or appraisal[s]” within the meaning of Item 4(b) of Form S-4 “materially relating to the transaction” provided to the Citadel board of directors. These opinions are described, in detail, in the information statement/prospectus, and included as Annexes C and D thereto, as required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

In order to facilitate the Citadel board’s review of various transaction proposals during the course of negotiations, JPMorgan and Merrill Lynch were asked to provide comments to the Citadel board at several of its meetings. These comments, which took the form of oral statements and informal presentations, addressed general industry and financial information and a number of hypothetical transaction structures and proposals. Moreover, these presentations or analyses, including JPMorgan’s presentation on January 9, 2006 and JPMorgan’s and Merrill Lynch’s presentations on February 4, 2006, constitute a voluminous amount of material. Because the information presented to the Citadel board by its financial advisors was presented at

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multiple meetings, certain of the information contained in the presentations is similar and certain other of the information was refined over time. As the disclosure regarding the fairness opinions of JPMorgan and Merrill Lynch points out, the final analyses regarding the ABC Radio Business transaction contained in the fairness opinions reflect the refinement of those analyses over the period of negotiations and compile the material analyses presented by the financial advisors to the Citadel board and considered by the financial advisors in rendering their fairness opinions. Describing the information contained in each presentation or analysis discussed with the Citadel board during the course of negotiations would result in redundant and confusing, as well as immaterial, disclosure for investors and would include information that is not materially related to the agreed upon terms of the transaction. These materials, even if considered to be “report[s], opinion[s] or appraisal[s]”, are not materially related to the final ABC Radio Business transaction approved by the Citadel board. Accordingly, Citadel does not believe that it is either customary or appropriate to provide disclosure of this type of information.

Citadel’s Reasons for the Merger, page 112

42.	Further discuss, in determining the merger is in the best interest of Citadel stockholders, how the board considered the impact of ABC Radio Holdings’ recent financial performance and the combined company’s additional debt load on the combined company’s ability to advance its business goals after the merger. We note your disclosure in the second bulleted point on page 117 regarding “the expected leverage, business, operations and financial results of the ABC Radio Business and combined company after the transactions.”

In response to the Staff’s comment, Citadel has revised the description of Citadel’s reasons for the merger on pages 125 and 126.

43.	We note your disclosure on page 138. Discuss whether and how the board considered the role of the principal Citadel stockholders and Mr. Forstmann in determining the progress and terms of the deal with Disney, including the special distribution.

In response to the Staff’s comment, Citadel has revised the description of Citadel’s reasons for the merger on pages 122 and 123.

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Opinion and Analysis of JPMorgan as Citadel’s Financial Advisor, page 118

Opinion and Analysis of Merrill Lynch as Citadel’s Financial Advisor, page 128

44.	Provide us with any analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by Citadel’s financial advisors in connection with rendering their fairness opinions. We may have further comment upon receipt of these materials. Also provide us with copies of the engagement letters.

Under separate confidential submissions, JPMorgan and Merrill Lynch are providing the Staff with the requested information. In these submissions, counsel for JPMorgan and Merrill Lynch are requesting confidential treatment of these materials and that these materials be returned promptly following completion of the Staff’s review thereof.

45.	Please note that disclosure of financial forecasts prepared by management may be required if the forecasts were provided to a third-party, including a merging party’s financial advisor. Accordingly, please disclose all projections that Citadel provided to Disney, ABC Radio Holdings and/or their respective financial advisors and the projections that Disney and ABC Radio Holdings gave to Citadel and/or Citadel’s financial advisors, or advise us why they are not material. For example, please disclose all material ABC Radio Holdings projections that were provided to JPMorgan or Merrill Lynch.

Citadel and Disney believe disclosure of financial projections that Citadel provided to Disney, ABC Radio Holdings and/or their respective financial advisors or that Disney and ABC Radio Holdings provided to Citadel and/or Citadel’s financial advisors in the information statement/prospectus could be misleading to many stockholders without providing meaningful benefit. As the companies indicate in the information statement/prospectus, each of the parties considered a number of factors in deciding to enter into the merger agreement. Among those factors were projections that were provided more than a year ago and are now outdated. Moreover, in many instances the actual results of operations for the periods covered by those projections are now reflected in audited and unaudited financial statements of the ABC Radio Business and Citadel that are included in the Registration Statement.

The parties believe that including any projections in the information statement/prospectus may place undue significance on those projections, notwithstanding any cautionary language that

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may accompany them. In addition, Citadel and Disney are concerned that the inclusion of projections could lead investors to believe that they are intended to represent, or guarantee, future actual results. This concern is based on the inherently uncertain nature of projections generally. Furthermore, given these inherent uncertainties and the fact that the essence of the transaction is the combination of two industry players, the projections for each of the businesses is not, in Citadel and Disney’s judgment, material to an investor’s understanding of the transaction.

Moreover, the projections were not prepared in accordance with Commission rules or generally accepted accounting principles in the United States (“GAAP”) for purposes of public disclosure. The projections could mislead the stockholders to the extent that they would expect the projections to comply with Commission rules or GAAP or other principles relevant to public disclosure, such as consistency of presentation.

46.	To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language what the financial advisors did and how the analyses and conclusions are relevant to stockholders and, specifically, to the consideration that Citadel is issuing in the merger. Also describe the purpose of each analysis. Describe why the particular analyses were used and then why particular measures or methodologies were chosen for each analysis.

In response to the Staff’s comment, the financial analyses summaries of each of JPMorgan and Merrill Lynch have been revised on pages 129 through 134, 136 and 141 through 147.

Disney’s Reasons for the Spin-Off and Merger, page 136

47.	You state on page 137 that the Disney board considered the attractive valuation that Disney stockholders will receive for their interest in the ABC Radio Business, which is superior to and provides more certain value than the alternative structures that were available to Disney.” Provide more information regarding the alternative structures and why the Disney board found them less favorable and for what Disney business purpose(s) they were less favorable.

In response to the Staff’s comment, Citadel has revised the disclosure in the “Background of the Merger” section on pages 111, 114 through 117 and 148 to include additional information provided to it by Disney.

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48.	On page 137 you state the board considered “the expectation of smooth integration of Citadel and the ABC Radio Business” and then you later state the board considered as a countervailing factor “the challenges of integrating the ABC Radio Business and Citadel.” Please elaborate as to how the Disney board reconciled these two considerations in reaching its decision and what challenges of integration it had contemplated.

In response to the Staff’s comment, Citadel has revised the descriptions on page 148 to include additional information provided to it by Disney.

Material United States Federal Income Tax Consequences…, page 138

49.	It appears that you intend the tax discussions to be counsel’s opinion. If so, please revise to clearly state that this is counsel’s opinion and to identify the counsel rendering the opinion. Alternatively, advise us whether you intend to obtain and file long-form tax opinions.

The tax discussion under the subsection entitled “The Spin-Off” is based on rulings that Disney and ABC Radio Holdings expect to receive from the IRS. The tax discussion under the subsection entitled “The Merger” is based on rulings that Disney and ABC Radio Holdings expect to receive from the IRS, as well as on opinions Disney and ABC Radio Holdings expect to receive from Dewey Ballantine LLP and Citadel expects to receive from Kirkland & Ellis LLP. The tax discussion under the subsection entitled “The Special Distribution” is based on opinions that Citadel expects to receive from Kirkland & Ellis LLP. Disney, ABC Radio Holdings and Citadel intend to obtain and file the indicated long-form tax opinions addressing the tax consequences of the merger prior to the effectiveness of the Registration Statement. Depending on timing considerations, these opinions may be filed as exhibits to the Registration Statement prior to receipt of the requested IRS rulings and may make assumptions regarding, or be conditioned upon receipt of, such rulings.

50.

We note your disclosure on pages 140 and 141 that “[a]ssuming the spin-off qualifies as a nonrecognition transaction…” and “[a]ssuming the merger qualifies as a reorganization within the meaning of section 368(a) …” It is inappropriate to assume any legal conclusions underlying the opinions. Instead, counsel must opine on these matters as part of its tax opinion. Please revise the prospectus as necessary to remove statements assuming the tax consequences of the transaction

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and clearly state whether the spin-off is tax-free under sections 355, 368 and related provisions, whether the merger is a tax-free reorganization within the meaning of section 368(a) and the resulting tax treatment. If counsel is unable to opine on a particular matter, then it should clearly state in the opinion that it is not able to opine on the particular material tax consequence and why it is not able to opine on this tax consequence. Similarly revise the summary of the material U.S. federal income tax consequences on page two to state in clear, plain language how shareholders will be taxed. Finally, revise the risk factor discussion on pages 26 and 27 to clarify the degree of the uncertainty of the tax consequences.

As set forth in our response to the Staff’s comment 49, legal counsel for each of the parties currently intends to file long-form tax opinions addressing the applicable tax consequences of the merger prior to the effectiveness of the Registration Statement. Per the Staff’s request, we have revised the information statement/prospectus to reflect the anticipated rulings by the IRS and opinions of counsel by modifying the disclosure in the first and second paragraphs of the subsection entitled “The Spin-Off” beginning on page 151, the first and second paragraphs in the subsection entitled “The Merger” beginning on page 152, the first paragraph in the subsection entitled “The Special Distribution” beginning on page 153, the corresponding summary section on pages 11 and 12, the Q&A section on page 2 and the risk factor discussion on pages 26 and 27 accordingly.

51.	Your disclosure under “Conditions to the Consummation of the Merger” starting on page 154 indicates that the receipt of the tax opinions and the IRS rulings are conditions that can be waived by the parties. In your response letter, please confirm that you intend to recirculate if there is a material change in tax consequences and the conditions are waived. Please also note our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate.

In response to the Staff’s comment, Citadel and Disney intend to recirculate the information statement/prospectus in the event that there is a material change in tax consequences and Disney and/or ABC Radio Holdings elects to waive its conditions to completion of the merger regarding receipt of the IRS rulings or Disney, ABC Radio Holdings and/or Citadel elects to waive its condition to completion of the merger regarding the receipt of its tax opinions. Notwithstanding this undertaking to recirculate, Citadel and Disney will obtain and file executed tax opinions prior to effectiveness of the Registration Statement.

Securities and Exchange Commission

File No. 333-139577

February 14, 2007

The Separation Agreement, page 159

Assumption of Liabilities, page 160

52.	We note the third bulleted point, which states that, in addition to liabilities related to ABC Radio Holdings Business, ABC Radio Holdings also will assume liabilities that “are expressly contemplated to be assigned to or retained by ABC Radio Holdings in the separation agreement, merger agreement or any related agreement.” Describe how the parties generally will determine what these additional liabilities will be.

In response to the Staff’s comment, Citadel has revised the third bulleted point on page 172, which stated in its original form that in addition to liabilities related to the ABC Radio Business, ABC Radio Holdings will assume liabilities that “are expressly contemplated to be assigned to or retained by ABC Radio Holdings in the separation agreement, merger agreement or any related agreement” to clarify that this reference includes contracts set forth on a schedule to the separation agreement.

Where You Can Find More Information, page 200

53.	Note that the current address of our public reference room is 100 F Street, N.E., Washington, DC 20549. Please revise accordingly.

In response to the Staff’s comment, Citadel has changed the address of the public reference room on page 213 to 100 F Street, N.E., Washington, DC 20549.

Financial Statements of ABC Radio Group

1. Description of the Business and Summary of Significant Accounting Policies

Goodwill and FCC Licenses, page F-9

54.	We note that ABC Radio’s owned and operated radio stations comprise only 1 reporting unit. Addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how ABC Radio determined that it had only 1 reporting unit for its radio stations considering that it owns 22 stations in 9 different markets.

Securities and Exchange Commission

File No. 333-139577

February 14, 2007

Counsel to Disney and ABC Radio Holdings has advised us of the following:

In determining the reporting units for the ABC Radio Business, Disney referred to paragraph 30 of SFAS 142 Goodwill and Other Intangible Assets which describes a reporting unit as an operating segment or one level below an operating segment (referred to as a “component”). Paragraph 30 also indicates that a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Paragraph 30 also indicates that two or more components can be aggregated and deemed a single reporting unit if the components have similar economic characteristics.

Although SFAS 131 Disclosures about Segments of an Enterprise and Related Information (SFAS 131) does not require nonpublic companies to make operating segment disclosures, Disney determined that the ABC Radio Business operates in two segments: (1) the ABC Radio Network business, which produces and distributes content to approximately 4,000 affiliates, and (2) the ABC Radio Stations business, which consists of 22 radio stations operating within 9 geographical markets (a market generally corresponds with a major metropolitan area). The ABC Radio Business’ chief operating decision maker (the President of the ABC Radio division) makes resource allocation decisions and assesses the financial performance of the ABC Radio Business based on these two segments. Reporting directly to the chief operating decision maker are two segment managers: the segment manager of the ABC Radio Network business and the segment manager of the ABC Radio Stations business.

The ABC Radio Stations business segment manager has general managers who report to him for each of the nine markets in which the ABC Radio Business operates stations. Since the ABC Radio Stations segment manager regularly reviews financial information at a market level and the market level is one level below the operating segment, Disney determined that its “markets” meet the definition of a component. Accordingly, prior to consideration of aggregation criteria, Disney determined that it had nine components in its ABC Radio Stations segment.

In evaluating whether the nine market components should be aggregated into one reporting unit, Disney referred to EITF D-101 Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142 (EITF D-101) which notes that the analysis of whether reporting units have similar economic characteristics should generally be more qualitative than quantitative. Disney considered the various factors listed in EITF D-101 and paragraph 17 of SFAS 131 which are to be considered in determining whether to aggregate components. As it relates to the ABC Radio Stations business, the following factors supported aggregation of the ABC Radio Stations business’ markets into one reporting unit:

Securities and Exchange Commission

File No. 333-139577

February 14, 2007

•	the nature of the products and services (primarily advertising) is similar across all of the markets;

•	the type and class of customer is similar. The ABC Radio Stations business generates approximately 25% of its revenues at the market level from national advertising which is sold on a national level;

•	the methods used to distribute advertising services across markets are similar;

•	the regulatory environment, including particularly FCC oversight, is similar; and

•

the markets use shared resources to generate national advertising, share programming from the ABC Radio Network business, and have common back of house functions, such as shared services for payroll, accounts payable, fixed assets and cash management.

Disney did not note any significant factors which indicated, on a qualitative basis, that the owned and operated markets were not similar.

Based on the significant similarities in Disney’s nine market reporting units, it concluded that the aggregation of these reporting units into one ABC Radio Stations reporting unit was appropriate.

In addition, since Disney has concluded that the ABC Radio Stations business should be aggregated into one reporting unit, Disney analyzes recoverability of goodwill attributable to the ABC Radio Stations business on an aggregated basis. However, if Disney analyzed recoverability of goodwill attributable to the ABC Radio Business on a market by market basis, such analysis also indicates that goodwill is recoverable.

Exhibits

55.	File the ABC News Production/Distribution Agreement that you mention on page 66 as a material contract or tell us why you believe it does not have to be filed as an exhibit under Item 601 of Regulation S-K.

In response to the Staff’s comment, Citadel has filed the ABC News Production/Distribution Agreement as Exhibit 10.22 to the Registration Statement.

56.	Please file the remaining exhibits to the Form S-4 as soon as possible. We will need adequate time to review and comment upon them.

Citadel acknowledges the Staff’s comment and will provide all required exhibits in a timely manner.

Securities and Exchange Commission

File No. 333-139577

February 14, 2007

Rule 425 filings

57.	Note that all Rule 425 communications filed after the filing date of the Form S-4 must disclose the file number for the Form S-4. See Rule 425(c) of Regulation C. Please include the file number for the Form S-4 in Citadel’s future Rule 425 communications. In addition, we remind you that any written communications relating to the proposed transaction must contain the legend required by Rule 165(c)(1).

Citadel acknowledges the Staff’s note. In all Rule 425 communications filed after the filing date of the Form S-4 Citadel intends to disclose the file number for the Form S-4. Similarly, in any written communications relating to the proposed transaction Citadel intends to include the legend required by Rule 165(c)(1).

*    *    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing with regard to Citadel, please feel free to contact me by phone at (212) 446-4973 or by facsimile at (212) 446-6460 or my colleague, Laura B. Mutterperl, by phone at (212) 446-4974 or by facsimile at (212) 446-6460. In addition, the Staff may direct any questions or comments that it may have with regard to Disney to Morton A. Pierce at Dewey Ballantine LLP, counsel to Disney, by phone at (212) 259-6640 or by facsimile at (212) 259-6333 or M. Adel Aslani-Far at Dewey Ballantine LLP by phone at (212) 259-7606 or by facsimile at (212) 259-6333.

Sincerely,

/s/ Andrew E. Nagel
Andrew E. Nagel

cc:	Jacquelyn J. Orr, Esq., Citadel Broadcasting Corporation
Alan N. Braverman, Esq., The Walt Disney Company
Morton A. Pierce, Esq., Dewey Ballantine LLP
M. Adel Aslani-Far, Esq., Dewey Ballantine LLP